Crimson Horticultural Rarities, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Crimson Horticultural Rarities, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 22, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	26,900	21,632
Accounts Receivable	2,285	1,535
Inventory	41,791	52,777
Total Current Assets	70,975	75,943
Non-current Assets		
Right Of Use Asset	22,442	51,212
Security Deposit	7,490	7,490
Total Non-Current Assets	29,932	58,702
TOTAL ASSETS	100,907	134,646
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	143,349	88,877
Line of Credit	24,610	32,846
Notes Payable - Related Parties	345,850	223,600
Notes Payable	37,796	41,550
Short Term Lease Liability	22,442	28,770
Other	14,167	12,223
Total Current Liabilities	588,214	427,867
Long-term Liabilities		
Notes Payable	130,787	138,828
Long Term Lease Liability	-	22,442
Total Long-Term Liabilities	130,787	161,270
TOTAL LIABILITIES	719,001	589,137
Commitments and Contingencies (Note 4)		
EQUITY		
Return of Capital	(391,440)	(366,868)
Accumulated Deficit	(226,654)	(87,623)
Total Equity	(618,093)	(454,491)
TOTAL LIABILITIES AND EQUITY	100,907	134,646

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	579,442	743,545
Cost of Revenue	245,201	220,255
Gross Profit	334,241	523,290
Operating Expenses		
Advertising and Marketing	3,235	5,732
General and Administrative	377,008	368,351
Rent and Lease	57,002	59,528
Depreciation	-	34,799
Total Operating Expenses	437,245	468,411
Operating Income (loss)	(103,004)	54,879
Other Income		
Interest Income and Other Income	18,110	-
Total Other Income	18,110	-
Other Expense		
Interest Expense	54,137	43,604
Total Other Expense	54,137	43,604
Earnings Before Income Taxes	(139,031)	11,275
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(139,031)	11,275

Statement of Changes in Shareholder Equity

	Common Stock		Return of Capital	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	**$ Amount**			
Beginning Balance at 1/1/2023	100,000	-	(301,669)	(98,898)	(400,567)
Return of Capital	-	-	(65,200)	-	(65,200)
Net Income (Loss)	-	-	-	11,275	11,275
Ending Balance 12/31/2023	100,000	-	(366,869)	(87,623)	(454,491)
Return of Capital	-	-	(24,571)	-	(24,571)
Net Income (Loss)	-	-	-	(139,031)	(139,031)
Ending Balance 12/31/2024	100,000	-	(391,440)	(226,654)	(618,094)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(139,031)	11,275
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	34,799
Accounts Payable and Accrued Expenses	54,472	(90,679)
Accrued Liabilities	(16,827)	(105,715)
Inventory	10,986	21,349
Accounts Receivable	(750)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	47,881	(140,246)
Net Cash provided by (used in) Operating Activities	(91,151)	(128,970)
INVESTING ACTIVITIES		
Loan Receivable	-	38,708
Net Cash provided by (used in) Investing Activities	-	38,708
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Parties	122,250	208,600
Repayment of Notes Payables	(11,796)	(67,972)
Return of Capital	(24,571)	(65,200)
Net Cash provided by (used in) Financing Activities	85,883	75,429
Cash at the beginning of period	26,900	41,733
Net Cash increase (decrease) for period	(5,268)	(14,834)
Cash at end of period	21,632	26,900

Crimson Horticultural Rarities, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Crimson Horticultural Rarities, Inc. (“the Company”) was formed in California on March 26th, 2014. The Company is a specialty retailer focused on the curation and sale of rare plants, botanical wares, and design objects. The Company operates a boutique storefront and e-commerce platform, generating revenue through retail sales of horticultural goods, home decor, and related lifestyle products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

The Company had an inventory balance of $41,791 as of December 31st, 2024, consisting of finished goods inventory. The Company values its inventory at the lower of cost and net realizable value using the FIFO (First-In, First-Out) method of accounting.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Furniture, Equipment, and Tools	10,998	(10,998)	-	-
Computer Equipment	16,622	(16,622)	-	-
Leasehold Improvements	71,464	(71,464)	-	-
Grand Total	**99,084**	**(99,084)**	**-**	**-**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party loaned the Company $15,000. The loan does not accrue interest and is due on demand. The balance of the loan was $15,000 as of December 31st, 2024.

During the year ended December 31, 2024, the Company received funding from the owner, who borrowed against a personal home equity line of credit through a third-party bank. The amounts from the owner do not accrue interest and are due on demand. The balance was $330,850 as of December 31st, 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

On August 1, 2020, the Company entered into a 5-year non-cancelable lease for approximately 1,300 square feet of retail/office space located at 4266-4290 Piedmont Avenue, Oakland, CA. The lease expires on September 30, 2025, with monthly base rent of $2,531. Additional costs include estimated common area expenses and a $4,000 security deposit. The lease is guaranteed by the Company's owner.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ending 31-Dec-24
Operating lease expense	134,143

Other Information	
Operating cash flows from operating leases	134,143
ROU assets obtained in exchange for new operating lease liabilities	140,307
Weighted-average remaining lease term in years for operating leases	0.75
Weighted-average discount rate for operating leases	4.50%

Maturity Analysis	Operating
2025-12	22,779
2026-12	-
2027-12	-
2028-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	22,779
Less: present value discount	(337)
Total lease liabilities	22,442

NOTE 5 – LIABILITIES AND DEBT

The Company entered an SBA EIDL loan for which they received $149,900. The loan accrues interest at 3.75% and contains a maturity date of 2050. The balance of the loan was $130,787 as of December 31st, 2024.

The Company was loaned amount resulting in a balance of $10,150 and $15,000 as of December 31st, 2024 and 2023, respectively. The loan does not accrue interest and is due on demand.

The Company has entered into multiple financing agreements. These arrangements are repaid through daily automatic remittances based on a percentage of gross sales and carry fixed repayment obligations rather than traditional interest. In 2022, the Company received $60,000 in funding with a total repayment obligation of $67,800, remitted at a rate of 17% of daily sales; this loan was fully repaid in 2023. On February 24, 2023, the Company received an additional $85,000 in funding with a fixed finance charge of $11,050 and a total repayment obligation of $96,050, which was repaid in full during 2024. The balance of the loan was $26,550 as of December 31st, 2023. In 2024, the Company received $36,000 in funding with a finance charge of $2,880 and a total repayment obligation of $38,880; repayment is ongoing through daily payments equal to 10% of gross sales. The balance was $27,646 as of December 31st, 2024.

The Company maintained an active revolving credit facility with a maximum credit limit of $40,000. The interest rate in effect is based on changes in the daily periodic rate. The facility accrues interest daily and is subject to automatic payments applied to both principal and interest. The interest rate was 10.95% as of December 31st, 2024. The balance was $24,610 as of December 31st, 2024.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Line of Credit	40,000	11%	2025	24,610	-	24,610	-
Notes Payable - Related Parties	345,850	None	On Demand	345,850	-	345,850	-
Shopify Loan	27,646	Fixed Fee	2025	27,646	-	27,646	-
SBA Loan	149,900	3.75%	2050	-	130,787	130,787	-
Other Note Payable	15,000	None	On Demand	10,150	-	10,150	-
Total				**408,256**	**130,787**	**539,043**	**-**

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	408,256
2026	-
2027	-
2028	-
2029	-
Thereafter	130,787

NOTE 6 – EQUITY

The Company has authorized 100,000 common shares with no stated par value. 100,000 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 22, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.